July 11, 2018

VIA EDGAR

Jeffrey Gabor

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corium International, Inc. Registration Statement on Form S-3 Filed June 7, 2018 File No. 333-225497

Dear Mr. Gabor:

On behalf of Corium International, Inc. (the “Company”), this letter sets forth the response to the comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 9, 2018 that relates to the Company’s Registration Statement on Form S-3 (File No. 333-225497) filed by the Company with the Commission on June 7, 2018 (the “Registration Statement”). The Staff’s comment is presented in bold italics below.

Form S-3 Filed June 7, 2018

General

1.              We note your response to the comment issued in our letter dated June 22, 2018. Please tell us how the Beneficial Ownership table included in your proxy statement would change if the 2.65 million shares had been included. Additionally, provide us with your analysis supporting your determination that a 10-K/A to provide corrected information is not required.

Response: We respectfully advise the Staff that the beneficial ownership table included in our proxy statement filed on January 24, 2018 was correct as filed and accurately reflected the 2.65 million shares referenced in the Staff’s comment (as such number of shares was adjusted to account for ownership changes between March 31, 2017 and the beneficial ownership table date).  As a result, a Form 10-K/A to correct information in that proxy statement is not required.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7292.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman
Robert A. Freedman

cc:                                Peter D. Staple, Corium International, Inc.
Robert S. Breuil, Corium International, Inc.
Lara E. Foster, Fenwick & West LLP